

Mail Stop 4613   February 16, 2010

<u>Via U.S. Mail</u>
Mr. Joseph Lu
President and Chief Executive Officer
Powin Corporation
6975 SW Sandburg Road, Suite 326
Tigard, OR 97223

> **Re: Powin Corporation**
> **Pre-effective Amendment 4 to Registration Statement on Form S-1**
> **Filed January 28, 2010**
> **File No. 333-160930**

Dear Mr. Lu:

We have reviewed the above-captioned filing and have the following additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16</u>
<u>Results of Operations, page 16</u>

1. In your discussion of general and administrative expenses for the year ended December 31, 2008 and December 31, 2007, you state in the second sentence that "these increased costs are from approximately $5,000,000 in abandoned and obsolete inventory writedowns." It appears to us that you intended this amount to read "$500,000." If this is true, please revise your registration statement as appropriate. In addition, please revise to disclose why your charges for abandonment of fixed assets and inventory were not recorded in the nine months ended September 30, 2008 given that the merger with Exact ID occurred in July 2008.

<u>Liquidity and Capital Resources, page 18</u>

2. We appreciate your response to our prior comment 6; however, since you have indicated in your response that the lines of credit for Powin and QBF are subject to "standard financial" covenants, please revise your registration statement to discuss the terms of those financial covenants which you deem significant, including presenting for such financial covenants, your actual ratios/amounts

versus the minimum/maximum ratios/amounts permitted as of each reporting date. We would expect this information for Powin's and QBF's liquidity covenants, which you previously identified in your response letter dated October 8, 2009. Please also revise your registration statement to include a discussion of the waiver from the negative covenant that was provided by the bank on August 25, 2009.

Executive Compensation, page 30

3. Refer to comment 10 of our letter January 12, 2010. As noted previously, for stock awards in column (e) of the summary compensation table, you must disclose the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R. See Item 402(n)(2)(v) of Regulation S-K. We note the disclosure under "Stock for Services" on page 63 that Powin is in compliance with FAS 123R and records the expense of stock for services at the fair market value at the date of grant at the close of business.

Compensation of Directors, page 31

4. Notwithstanding the representation in response to comment 12 of our letter dated January 12, 2010 that footnote (1) to column (c) of the director compensation table is directly beneath the table, there is no text of footnote (1) beneath the table. Please revise.

Selling Shareholders, page 32

5. We note that you deleted disclosure on how Mr. David W. Chambers acquired the shares of common stock being offered for resale. Please advise.

Interests of Named Experts and Counsel, page 39

6. We note that you have engaged a new auditor, Anton & Chia, CPA's. In this regard, please revise your registration statement to provide the disclosures required by Item 304 of Regulation S-K.

Consent of the Independent Auditor, page 55; Exhibit 23.2

7. The consent of the independent auditor should be filed only as an exhibit to the registration statement. Further, the independent auditor must consent also to being named in the registration statement. Refer to comment 50 in our October 27, 2009 letter, and revise.

Financial Statements, page 40

General

8. It appears that the balance sheet information you have provided in Notes 4 and 5, while shown as December 31, 2008 amounts, are actually amounts as of September 30, 2008. Please revise your footnotes to show these amounts at December 31, 2008, as appropriate.

9. It appears that you inadvertently removed the Report of Independent Registered Public Accounting Firm that would appear on page 55. In this regard, please revise your registration statement to include your auditor's report covering the appropriate periods.

Note 1 – Summary of Significant Accounting Policies, pages 45 and 61

Nature of Business, pages 45 and 61

10. Please revise your footnote to disclose the information you have provided on page 3 under "The Merger." Additionally, please disclose in your footnote that prior to the merger, Exact ID was a non-operational shell.

Earnings Per Share, pages 47 and 63

11. Please revise your footnote to disclose the basic and diluted EPS computations for the nine months ended September 30, 2008. Additionally, please revise your related disclosure on page 63 to provide the basic and diluted EPS computations for the periods ended December 31, 2008, December 31, 2007 and December 31, 2006, as required by paragraph 40 of SFAS 128.

Consolidated Balance Sheet, page 56

12. We note your response to our prior comment 33. However, your stockholders' equity accounts on your balance sheet for the year ended December 31, 2007 do not appear to have been appropriately modified. Please revise as appropriate.

Note 5 – Property and Equipment, page 65

13. Please revise your footnote to present the estimated lives of your property and equipment by category.

Note 13 – Income Tax Provision, page 69

14. We appreciate your response to our prior comment 39. As previously requested, please disclose why you generated tax losses during fiscal 2008.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, at (202) 551-3747. You may direct questions on other comments and disclosure issues to Edward M. Kelly or me at (202) 551-3397.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: By facsimile to (801) 355-5005
         David M. Rees, Esq.